May 20, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	HCC Insurance Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 2, 2009
File Number: 001-13790
Gentlemen:
The purpose of this letter is to respond to comments from the Commission’s Staff, in its letter dated May 6, 2009, related to the above referenced filing for HCC Insurance Holdings, Inc. (HCC, the Company or we). For ease of reference, the Staff’s comments are reproduced below in bold-face text, followed by the Company’s response.
Form 10-K for year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Reinsurance, page 50
1.	The reinsurance agreement with Swiss Re Life & Health America appears material as it amounted to approximately 18% of your ceded premiums. Please discuss the material terms of the agreement and file it as an exhibit or provide an analysis supporting your determination that you are not substantially dependent on the agreement.
In 1998, Seaboard Life Insurance Company (USA) (Seaboard) entered into an indemnity reinsurance contract with Life Reinsurance Corporation of America, which is a subsidiary of Swiss Re Life & Health America, Inc (Swiss Re). The contract covered Seaboard’s entire block of life insurance and annuity policies. As indemnity reinsurance, Seaboard ceded all rights, liabilities and obligations under the policies to Swiss Re, which assumed all liability to administer the policies and pay claims, and retained any future profit or losses generated by the

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2009

policies. However, Seaboard remained ultimately liable under the policies should Swiss Re not be able to perform its obligations. In 1999, HCC acquired Seaboard, thereby assuming the ultimate liability under the indemnity reinsurance contract with Swiss Re.
In its year-end 2008 consolidated balance sheet, HCC reported an equal “ceded life and annuity benefits” asset and “life and annuity policy benefits” liability of $64.2 million. The asset and liability reduce by an equal amount each year as the policies run off. Both the asset and liability were $66.2 million at year-end 2007. There is no impact on our consolidated net earnings from this contract, and less than 1% of our consolidated ceded premium in 2006 — 2008 related to this contract.
We do not believe it is necessary to file the contract as an exhibit to our Form 10-K, since the contract was entered into more than two years ago (in 1999), its terms have no impact on consolidated net earnings and less than 1% on consolidated ceded premium, and its current value is immaterial (less than 1% of consolidated assets and 2% of consolidated shareholders’ equity at December 31, 2008). Based on these facts, we determined that our business is not substantially dependent on the contract.
Losses and Loss Adjustment Expenses, page 52
2. Please revise your disclosure to identify and quantify the factors contributing to “other reserve redundancies” for the periods presented. Your current disclosure is limited to identifying the type of insurance and underwriting years primarily associated with the redundancies. It does not appear to describe the factors, including, but not limited to, the specific frequency and/or severity of actual experienced claims in each line of business causing you to reduce your previous reserve estimates.
Beginning in the Company’s Form 10-K for the year ended December 31, 2009, we will modify our prior disclosures, substantially as follows (revised disclosures are underlined):
Our gross redundant reserve development relating to prior years’ losses was $72.0 million in 2008, $90.6 million in 2007 and $3.3 million in 2006. The other reserve redundancies resulted primarily from our review and reduction of gross reserves where the anticipated development was considered to be less than the recorded reserves. Redundancies and deficiencies also occur as a result of claims being settled for amounts different from recorded reserves, or as claims exposures change. The other gross reserve redundancies in 2008 and 2007 related primarily to reserve reductions, from the 2002 — 2006 underwriting years, in our diversified financial products line of business, primarily in our directors’ and officers’ liability, international professional indemnity, and U.S. surety products, and for an assumed quota share program in our other specialty line of business. These products, with a duration of either medium or medium to long tailed, were new products for us in 2002 — 2004. Because we lacked sufficient internal data for certain of these products, we used industry, prior carrier and/or ceding company information to estimate our ultimate incurred losses for these products. Our actual experience in subsequent years, as claims were reported and matured, was better than expected due, in part, to better than expected market conditions and lower than expected severity and frequency of claims. The other gross reserve redundancies in 2006 related primarily to a reduction in aviation reserves from the 2004 and 2005 accident years due to both lower frequency and severity of claims.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2009

Liquidity and Capital Resources
Investments, page 58
3.	You disclose that $1.18 billion or 25% of your investment portfolio is comprised of special revenue fixed income securities of states, municipalities or political subdivisions. We understand that special revenue securities are generally not backed by the full faith, credit, and taxing authority of a jurisdiction. As a result, please revise your disclosure to:
•	describe the nature of the activities supporting these types of investments in your portfolio;

•	provide the magnitude of your investments based on reasonable groupings of the underlying activities supporting the securities;

•	discuss the potential collectability risks associated with underlying activities and the general slow-down in the economy; and

•	indicate the extent to which you acquired any insurance covering the principal or debt service of these or any other state, municipal or political subdivision investments.
In the table on page 58 of our 2008 Form 10-K, the $1.2 billion of “special revenue fixed income securities of states, municipalities and political subdivisions” includes $283.2 million (24%) of general obligation ad valorem property tax debt, backed by the full taxing authority of the issuer. In future filings, we will include these bonds in the existing line “fixed income securities of states, municipalities and political subdivisions” to better group our bonds by their appropriate risk profile.
Beginning in the Company’s Form 10-Q for the period ended June 30, 2009, we will revise the table at December 31, 2008 and include a new disclosure after the table on page 58, substantially as follows:

	June 30, 2009		December 31, 2008
	Amount	%	Amount	%
Short-term investments			$497,477	10%
U.S. government and government guaranteed fixed income securities			227,607	5
Fixed income securities of states, municipalities and political subdivisions			1,091,903	23
Special revenue fixed income securities of states, municipalities and political subdivisions			899,632	19
Corporate fixed income securities			511,638	10
Asset-backed and mortgage-backed securities			1,040,866	22
Foreign fixed income securities			485,072	10
Other investments			50,088	1

Total investments			$4,804,283	100%

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2009

At year-end 2008, within our portfolio of fixed income securities, we held $899.6 million of special revenue fixed income securities of states, municipalities and political subdivisions. This amount includes $150.9 million of pre-refunded bonds that are supported by U.S. government debt obligations. The remaining $748.7 million of bonds are secured by revenue sources specific to each security, such as water, sewer and utility fees; highway tolls; airport usage fees; property, sales and fuel taxes; college tuition and services fees; and lease income. The table below summarizes our special revenue fixed income securities by revenue source:

%
Water and sewer	26%
Pre-refunded	17
Transportation	14
Special tax	13
Education	11
Leasing	9
Other	10

Total	100%

We have not acquired credit default insurance on any of the above securities; however, many are insured by mono-line insurance companies or supported by credit enhancement programs of various states and municipalities. We view bond insurance as credit enhancement and not credit substitution. We base our investment decision on the strength of the issuer. A credit review is performed on each issuer and the sustainability of the revenue source before we acquire a special revenue bond and periodically on an ongoing basis thereafter. The underlying average credit rating of the special revenue bond issuers, excluding any bond insurance, was AA at December 31, 2008. Although recent economic conditions in the United States may reduce the source of revenue for certain of these securities, the majority are supported by revenue from essential sources, such as water and sewer, education and transportation fees, which we believe generate a stable source of revenue.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(1) General Information and Significant Accounting and Reporting Policies
Net Earned Premium, Policy Acquisition Costs and Ceding Commissions, page F-8
4.	Please revise your revenue recognition policy discussion to specifically discuss the types of policies written. For example, disclose the types of policies to which the premium is recognized in earnings over the period of risk in proportion to the amount of insurance provided and why such recognition is appropriate.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2009

As disclosed in our revenue recognition policy on page F-8 of our 2008 Form 10-K, substantially all of our property and casualty, surety, and accident and health policies are short-duration contracts. In accordance with FAS 60, Accounting and Reporting by Insurance Enterprises, we earn premium for these policies on a pro rata basis over the term of the policy. For an immaterial portion of our business (approximately 3% of our annual consolidated net earned premium), we earn premium over the period of risk in proportion to the amount of insurance coverage provided (in accordance with paragraph 13 of FAS 60). These policies primarily include: 1) directors’ and officers’ liability tail coverage, where claims typically are made in the first two years of the policy term, 2) certain surety contracts written in the United Kingdom, where 20% of the construction bond premium is earned during a post-construction maintenance period specified in the contract, and 3) certain energy construction contracts, where 70% of the premium is earned in the last half of construction to coincide with the increasing value of the insured asset.
Beginning in the Company’s Form 10-Q for the period ended June 30, 2009, we will modify our prior disclosures, substantially as follows (revised disclosures are underlined):
Substantially all of the property and casualty, surety, and accident and health policies written by our insurance companies qualify as short-duration contracts. We recognize in current earned income the portion of the premium that provides insurance protection in the period. For the majority of our insurance policies, we recognize premium, net of reinsurance, on a pro rata basis over the term of the related contract. For certain directors’ and officers’ liability tail policies, surety bonds and energy construction contracts, we recognize premium, net of reinsurance, over the period of risk in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premium written that relates to the unexpired term of coverage. Premium for commercial title insurance and group life policies is recognized in earnings when the premium is due. When the limit under a specific excess of loss reinsurance layer has been exhausted, we effectively expense the remaining premium for that limit and defer and amortize the reinstatement premium over the remaining period of risk.
(2) Fair Value Measurements, page F-14
5.	You disclose that you use pricing services to assist you in determining the fair value for over 99% of your Level 1 and Level 2 investments. Please revise your disclosure to discuss how the information obtained from the pricing services is used in developing the fair value measurements in the consolidated financial statements including:
a.	The number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements; and

b.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2009

Beginning in the Company’s Form 10-Q for the period ended June 30, 2009, we will modify our prior disclosures, substantially as follows (revised disclosures are underlined):
We use independent pricing services to assist us in determining fair value for over 99% of our Level 1 and Level 2 investments. The pricing services provide a single price or quote per security. We use data provided by our third party investment managers to value the remaining Level 2 investments. To validate that these quoted and modeled prices are reasonable estimates of fair value, we perform various quantitative and qualitative procedures, including: 1) evaluation of the underlying methodologies, 2) analysis of recent sales activity, 3) analytical review of our fair values against current market prices, and 4) comparison of the pricing services’ fair value to other pricing services’ fair value for the same investment. Based on these procedures, we did not adjust the prices or quotes provided by our independent pricing services or third party investment managers as of December 31, 2008. In addition, we did not apply the criteria of FSP FAS 157-3, since no markets for our investments were judged to be inactive as of December 31, 2008.
In the second quarter of 2009, we will adopt FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly, and FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. While we do not expect our adoption of these standards will materially impact our fair value measurement procedures or the above proposed disclosures, we will revise the above disclosures, as necessary, to comply with the new standards in our Form 10-Q for the period ended June 30, 2009.
(3) Investments, page F-16
6.	Please revise your discussion to identify the circumstances giving rise to the $91 million gross unrealized loss and why you believe the loss to be temporary in nature.
Beginning in the Company’s Form 10-Q for the period ended June 30, 2009, we will modify our prior disclosures, substantially as follows (revised disclosures are underlined):
We review our investments for possible impairments and assess whether any impairments are other-than-temporary at each quarter end. The determination that a security has incurred an other-than-temporary decline in value and the amount of any current loss recognition requires management judgment and a continual review of market conditions and our investment portfolio. During 2008, our reviews covered all impaired securities where the loss exceeded $0.5 million and the loss either exceeded 10% of cost or the security had been in a loss position for longer than 12 consecutive months. Our review in the fourth quarter of 2008 covered 82% of the total unrealized losses in the portfolio. We recognized $11.1 million of other-than-temporary realized losses on our fixed income securities in 2008 and none in 2007 and 2006.
At December 31, 2008, we had gross unrealized losses on available for sale fixed income securities of $91.3 million (2.2% of aggregate fair value of total fixed income securities) compared to $18.3 million (0.5% of aggregate fair value) at December 31, 2007. We

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2009

considered all of these unrealized losses at year-end 2008 and 2007 to be temporary, based on the results of our reviews. Our fixed income securities experienced significant price deterioration in the second half of 2008, principally due to the effects of the recent credit crisis, changes in market interest rates and widening of credit spreads. Based on our fourth quarter 2008 review, for the securities with unrealized losses of $91.3 million, we believe it is probable that we will collect all amounts due in accordance with the contractual terms of the individual securities. Because we have the intent and ability to hold these securities until maturity or for a period of time sufficient to allow recovery of the impaired security’s fair value, we do not consider the impairments to be other-than-temporary at December 31, 2008.
In the second quarter of 2009, we will adopt FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, and FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. While we do not expect our adoption of these standards will materially impact our assessment of other-than-temporary impairments or the above proposed disclosures, we will revise the above disclosures, as necessary, to comply with the new standards in our Form 10-Q for the period ended June 30, 2009.
*****
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes it has fully responded to your comments and will incorporate the revised disclosures, as appropriate, in its next applicable filing. If you have any further questions regarding these responses, please contact the undersigned at (713) 690-7300.
Sincerely,
/s/ Pamela J. Penny
Pamela J. Penny
Executive Vice President and
Chief Accounting Officer